Jesse E. Gary Associate General Counsel

August 15, 2012

BY ELECTRONIC TRANSMISSION United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0510F
Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
Steve Lo, Staff Accountant Craig Arakawa, Staff Accountant

	Re:	Century Aluminum Company Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-34474

Ladies and Gentlemen:

Century Aluminum Company, a Delaware corporation (the “Company”) hereby submits the following responses to the comments in the letter from Tia L. Jenkins of the Staff (the “Comment Letter”) dated August 1, 2012 with respect to the above-referenced Form 10-K (referred to herein as the “10-K”). Set forth below are the Staff's comments followed by the Company's responses to the comments. The numbering of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. The Staff's comments are italicized.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis, page 31

Liquidity and Capital Resources, page 38

1.
We note your disclosure on page 39 regarding your ongoing discussions with the PBGC as to whether a “cessation of operations” under ERISA has occurred at your Ravenswood facility. Please quantify, to the extent material, the estimated amount or reasonable range of additional contributions that you may be required to pay if the PBGC ultimately concludes that a cessation of operations under ERISA has occurred at Ravenswood.

Century Aluminum Company 2511 Garden Road Building A, Suite 200 Monterey, CA 93940
831-645-9300 Phone 831-642-9328 Fax

U.S. Securities and Exchange Commission August 15, 2012 Page 2

Response:

In June 2011, the Pension Benefit Guaranty Corporation (the “PBGC”) informed us that it believed that a “cessation of operations” under the Employee Retirement Income Security Act of 1974 (“ERISA”) had occurred at our Ravenswood facility as a result of the curtailment of operations at the facility and requested that we engage in discussions with the PBGC relating thereto.  We have notified the PBGC that we do not believe a “cessation of operations” has occurred and remain in discussions with the PBGC with respect to such determination. If a determination is ultimately made by the PBGC that a “cessation of operation” has occurred, Century Aluminum of West Virginia may be required to accelerate the timing of approximately $17.4 million in contributions over a period of years to fully fund certain of its defined pension plans or post other collateral with the PBGC or negotiate an alternative agreement.

In order to ensure that the potential amount of such accelerated payments is understood clearly, we have included disclosure substantially similar to the foregoing in our Form 10-Q for the period ended June 30, 2012 and will include similar disclosure in future filings as appropriate.

Historical, page 40

2.
We note your cash flows from operating activities have significantly fluctuated from net cash provided by operating activities of $132 million in 2010 to net cash used in operating activities of $3 million in 2011. We note that you have provided a general discussion for the reasons for the change; however the specific effects of the drivers responsible for the movement are not clear. Please expand your discussion to clearly identify and quantify the underlying drivers of the significant decrease in your operating cash flows.

Response:

Our cash flow from operating activities fluctuated from net cash provided by operating activities of $131.5 million in 2010 to net cash used in operating activities of $2.9 million in 2011. The decrease in cash from operations in 2011 was due to net withholding tax payments in Iceland of $20.2 million, pension and benefit contributions of $34.4 million, an increase in working capital of $18.3 million (primarily associated with the restart of a curtailed potline and resulting operational inefficiencies at our Hawesville, KY smelter), the reduction of the benefits received for the E.ON contractual receivable in 2011 of $55.7 million (the E.ON contractual receivable expired in 2010) and other changes in working capital totaling $5.8 million in the aggregate.

We will include similar quantitative disclosure in the event that similar fluctuations occur in the future, as appropriate.

U.S. Securities and Exchange Commission August 15, 2012 Page 3

Notes to the Consolidated Financial Statements, page 56

14. Income Taxes, page 90

3.
We note your disclosure on page 92 states that you “have removed your election to permanently reinvest foreign earnings for 2011, 2010 and 2009.” We also understand that you may have repatriated some of these earnings in order to fund the redemption of the 1.75% convertible senior notes and the share repurchase in 2011. Please confirm whether our understanding is correct and clarify why you have not recorded deferred tax liabilities in 2011 related to these undistributed foreign earnings to comply with FASB ASC paragraphs 740-30-25-17 through 19.

Response:

In connection with the removal of our election to permanently reinvest undistributed foreign earnings for 2011, 2010 and 2009, we had recorded an aggregate deferred tax liability for such years of approximately $30,000,000 in 2011. These undistributed foreign earnings were distributed to Century Aluminum Company in the form of dividends in 2011 to be used for general corporate purposes. Upon such distribution, the deferred tax liability was reduced to zero. The Company had historical U.S. net operating losses and associated U.S. tax credits in excess of the U.S. tax liability arising from such foreign earnings that offset the tax effect of repatriation.

20. Business Segments, page 102

4.
You disclose that you operate in one reportable business segment. Please tell us how you considered FASB ASC Section 280-10-50 in identifying your operating segments and your reportable segment. Disclose the factors used to identify your reportable segment, including the basis of organization. Refer to FASB ASC paragraph 280-10-50-21.

Response:

Century Aluminum is a producer of primary aluminum, which trades as a global commodity. We are organized as a holding company with each of our primary aluminum smelters managed and operated as a separate facility reporting to our President and Chief Executive Officer, who is also our chief operating decision maker (the “CODM”). We evaluated ASC 280-10-50 and determined that each of our primary aluminum smelting facilities is an operating segment and has discrete financial information available. The operating results of our primary aluminum smelters, Grundartangi, Hawesville, Mt. Holly and Ravenswood, are reviewed on a regular basis by our CODM. The function of the CODM is to allocate resources and to assess the performance of each of the facilities.

We evaluated our operating segments and, based on factors delineated in ASC 280-10-50-11, we aggregated all of our operating segments into a single reportable segment, primary aluminum, due to their similar economic characteristics. This level of aggregation is consistent with practices within the aluminum industry.

U.S. Securities and Exchange Commission August 15, 2012 Page 4

Our primary aluminum smelters have almost identical products, production processes, customers and distribution. In addition, all of our primary aluminum smelters share several key economic factors inherent in their common products and production processes. For example, all of our facilities' revenue is based on the LME price for primary aluminum. In addition, our raw materials costs and carbon product costs are based on global market prices.

In order to ensure that the process used to identify our operating segments and our reportable segment is understood clearly in the future, we will include disclosure similar to the following in future filings, updated as appropriate:

Century Aluminum is a producer of primary aluminum, which trades as a global commodity. We are organized as a holding company with each of our primary aluminum smelters managed and operated as a separate facility reporting to our corporate headquarters. We evaluate our operating segments and, based on factors delineated in ASC 280, we aggregate all of our operating segments into a single reportable segment, primary aluminum, due to their similar economic characteristics, including nearly identical products, production processes, customers and distribution. In addition, all of our primary aluminum smelters share several key economic factors inherent in their common products and production processes. For example, all of our facilities' revenue is based on the LME price for primary aluminum. In addition, our raw materials costs and carbon product costs are based on global market prices.

In connection with responding to the Staff's comments, the Company acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 831-642-9300.

Sincerely,
/s/ Jesse E. Gary
Jesse E. Gary Associate General Counsel